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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Premier Exhibitions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74051E102

(CUSIP Number)

William S. Gasparrini 23 Oak Street Greenwich, CT 06830 203 629-3742

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 74051E102	Schedule 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons. William S. Gasparrini and Janice S. Gasparrini
2.	Check Appropriate Box if a Member of a Group (see Instructions). (a) (b) ☒
3.	SEC Use
4.	Source of Funds (See Instructions): PF (personal funds).
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). N/A.
6.	Citizenship or Place of Organization: United States.

Number of Shares Beneficially Owned by Each Reporting Person with

  7.    Sole Voting Power.

                William S. Gasparrini Sole Voting Power: 544,994 shares.

  8.    Shared Voting Power.

                William S. and Janice S. Gasparrini shared voting shares: 1,743,943.

  9.    Sole Dispositive Power.

                William S. Gasparrini Sole Voting Power: 544,994 shares.

10.    Shared Dispositive Power.

                William S. and Janice S. Gasparrini shared voting shares: 1,743,943.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. William S. and Janice S. Gasparrini beneficially own: 2,288,937 shares.
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). N/A.
13.	Percent of Class Represented by Amount in Row (11): 10.26%
14.	Type of Reporting Person (see Instructions): IN.

ITEM 1. SECURITY AND COMPANY.

This Schedule 13D filed on June 3, 2005, relates to the common stock $.0001 par value per share (the “Common Stock”), of Premier Exhibitions, Inc. a Florida corporation (the “Company”). The principal executive offices of the Company are located at 33340 Peachtree Road, Suite 1225, Atlanta, GA 30326.

ITEM 2. IDENTITY AND BACKGROUND.

This Schedule 13D is being filed on behalf of William S. Gasparrini and Janice S. Gasparrini, sometimes referred to as the “reporting Person” or “The Gasparrini Family.

The Gasparrini Family is filing this Schedule 13D as an initial filing to report the beneficial ownership of securities of the Company.

Mr. Gasparrini is the retired Chairman and President of a family owned ornamental and structural steel fabricating company located in Greenwich, Connecticut. Mrs. Gasparrini is a retired teacher in the Greenwich Public School system.

The Gasparrini Family resides at 23 Oak Street, Greenwich, CT 06831. Mr. Gasparrini and Mrs. Gasparrini are citizens of the United States.

During the last five years, neither Mr. Gasparrini nor Mrs. Gasparrini have been convicted in a criminal proceeding excluding traffic violations or similar misdemeanors).

During the last five years, neither Mr. Gasparrini nor Mrs. Gasparrini have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

With their own personal funds, Mr. And Mrs. Gasparrini made open market purchases over time and now hold the following position:

No. Shares	Avg Price Per Share	Total Cost
2,000	1.00	$2,000
544,994.709		$386,389
1,741,943	1.090	$1,898,717

2,288,937

ITEM 4. PURPOSE OF TRANSACTION

None.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER.

(a)	In aggregate The Gasparrini Family currently beneficially owns 2,288,937 shares.

(b)	The Gasparrini Family has the power to vote or to direct to vote, and the power to dispose or direct the disposition of, the shares identified in 5(a).

(c)	None.

(d)	None.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

There are no current contracts, arrangements, understandings or relationships between Mr. And Mrs. Gasparrini and any other person with respect to the securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE PAGE

After reasonable inquiry and to the best of my knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Schedule 13D with respect to such person(s) is true, complete and correct.

Date: July 6, 2005	/s/ William S. Gasparrini
William S. Gasparrini

/s/ Janice S. Gasparrini
Janice S. Gasparrini